SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 22, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL GOVERNMENT SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR – QUARTERLY INFORMATION	Base Date – 09/30/2005	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - BOROUGH OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - BOROUGH OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - UF SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2005	12/31/2005	3	07/01/2005	09/30/2005	2	04/01/2005	06/30/2005
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 – PARTNER RESPONSIBLE Marco Antonio Brandão Simurro						12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 755.400.708-44

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 09/30/2005	2 - PRIOR QUARTER 06/30/2005	3 - SAME QUARTER PRIOR YEAR 09/30/2004
Paid-up Capital
1 - Common	28,479,577	28,479,577	28,479,577
2 - Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 116 – Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water catchment, treatment and distribution; Sewage collection and treatment
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – PAYMENT BEGINNING	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	02/26/2004	Interest on net equity	06/28/2005	ON	0.0013800000
02	RCA	12/16/2004	Interest on net equity	06/28/2005	ON	0.0030000000
03	RCA	01/13/2005	Interest on net equity	06/28/2005	ON	0.0009900000
04	RCA	04/28/2005	Interest on net equity		ON	0.0013413120
05	RCA	06/23/2005	Interest on net equity		ON	0.0023500000
06	RCA	10/20/2005	Interest on net equity		ON	0.0029900000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/11/2005	2 – SIGNATURE

02.01 – BALANCE SHEET - ASSETS (In Thousand Reais)

1 – Code	2 – Description	3 – 09/30/2005	4– 06/30/2005
1	Total assets	17,256,691	17,797,010
1.01	Current assets	1,683,012	2,271,423
1.01.01	Cash	228,641	877,949
1.01.01.01	Cash and cash equivalents	228,485	198,970
1.01.01.02	Foreign exchange advance	0	678,678
1.01.01.03	Other cash equivalents	156	301
1.01.02	Credits	1,150,486	1,115,441
1.01.02.01	Customers, net	1,150,486	1,115,441
1.01.03	Inventories	26,031	25,040
1.01.03.01	Operating storeroom	26,031	25,040
1.01.04	Other	277,854	252,993
1.01.04.01	Accounts receivable from shareholders	196,696	174,742
1.01.04.02	Recoverable taxes and contributions	442	442
1.01.04.03	Taxes and contributions	26,477	30,421
1.01.04.04	Other accounts receivable	54,239	47,388
1.02	Long term assets	1,540,108	1,503,960
1.02.01	Sundry credits	1,540,108	1,503,960
1.02.01.01	Customers, net	267,179	278,687
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Judicial deposits	19,871	15,395
1.02.01.04	Accounts receivable from shareholders	783,004	757,727
1.02.01.05	Taxes and contributions	288,828	272,293
1.02.01.06	Other accounts receivable	32,432	31,064
1.02.02	Receivables from related companies	0	0
1.02.02.01	From associated companies	0	0
1.02.02.02	From controlled companies	0	0
1.02.02.03	From other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	14,033,571	14,021,627
1.03.01	Investments	5,100	5,100
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	5,100	5,100
1.03.01.03.01	Shares in other companies	669	669
1.03.01.03.02	Shares in other companies with tax incentive	4,409	4,409
1.03.01.03.03	Compulsory deposits - Eletrobrás	22	22
1.03.02	Fixed assets	13,996,216	13,981,250
1.03.02.01	Property, plant and equipment	12,039,235	12,142,986
1.03.02.02	Work in progress	1,956,981	1,838,264
1.03.03	Deferred assets	32,255	35,277
1.03.03.01	Organization and reorganization expenses	32,255	35,277

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3 – 09/30/2005	4 – 06/30/2005
2	Total liabilities	17,256,691	17,797,010
2.01	Current liabilities	1,599,034	2,136,018
2.01.01	Loans and financing	438,257	1,082,150
2.01.02	Debentures	316,774	338,026
2.01.02.01	4th issue debentures	100,001	100,001
2.01.02.02	5th issue debentures	148,481	149,155
2.01.02.03	Interest on debentures	68,292	88,870
2.01.03	Suppliers	58,345	46,553
2.01.04	Taxes, fees and contributions	138,354	129,115
2.01.04.01	Paes Program	38,629	37,856
2.01.04.02	Cofins and Pasep	33,984	30,438
2.01.04.03	Corporate Income Tax	31,621	31,662
2.01.04.04	Social contribution	8,351	8,294
2.01.04.05	I.N.S.S. (Social Security)	16,143	17,241
2.01.04.06	Other	9,626	3,624
2.01.05	Dividends payable	0	0
2.01.06	Provisions	37,742	30,979
2.01.06.01	Finsocial	7,872	7,872
2.01.06.02	For Civil contingencies	0	976
2.01.06.03	For Suppliers contingencies	13,270	10,763
2.01.06.04	For Customers contingencies	16,600	11,368
2.01.07	Debt with related companies	0	0
2.01.08	Other	609,562	509,195
2.01.08.01	Salaries and payroll charges	181,218	169,579
2.01.08.02	Services	79,623	71,880
2.01.08.03	Interest on net equity payable	262,851	183,526
2.01.08.04	Taxes and contributions	71,371	69,980
2.01.08.05	Amounts refundable	10,687	10,360
2.01.08.06	Other liabilities	3,812	3,870
2.02	Long-term liabilities	7,206,948	7,319,760
2.02.01	Loans and financing	4,101,024	4,226,698
2.02.02	Debentures	1,776,967	1,815,267
2.02.02.01	4th issue debentures	24,998	49,998
2.02.02.02	5th issue debentures	148,481	149,155
2.02.02.03	6th issue debentures	610,692	616,509
2.02.02.04	7th issue debentures	299,546	301,085
2.02.02.05	8th issue debentures	693,250	698,520
2.02.03	Provisions	564,071	528,084
2.02.03.01	Provision for labor indemnities	29,517	27,731
2.02.03.02	Civil	58,709	48,792
2.02.03.03	Social security charges	7,463	7,590

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3-09/30/2005	4 – 06/30/2005
2.02.03.04	Suppliers	181,315	182,269
2.02.03.05	Customers	261,145	235,275
2.02.03.06	Environmental	22,227	22,731
2.02.03.07	Other	3,695	3,696
2.02.04	Debts with related companies	0	0
2.02.05	Others	764,886	749,711
2.02.05.01	Taxes and contributions	136,104	131,615
2.02.05.02	Paes Program	260,749	264,998
2.02.05.03	Social security liabilities	263,305	249,736
2.02.05.04	Amounts refundable	72,557	72,557
2.02.05.05	Other accounts payable	32,171	30,805
2.03	Deferred income	0	0
2.05	Shareholders’ equity	8,450,709	8,341,232
2.05.01	Paid-in capital	3,403,688	3,403,688
2.05.02	Capital reserves	76,306	72,824
2.05.02.01	Support for projects reserve	60,526	57,044
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation reserves	2,552,189	2,574,594
2.05.03.01	Own assets	2,552,189	2,574,594
2.05.03.02	Controlled/associated companies	0	0
2.05.04	Profit reserves	1,863,389	1,863,389
2.05.04.01	Legal	171,991	171,991
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	1,691,398	1,691,398
2.05.04.07.01	Reserve for investments	1,691,398	1,691,398
2.05.05	Retained earnings/accumulated deficit	555,137	426,737

03.01 – INCOME STATEMENT (In Thousand Reais)

1 – Code	2 – Description	3 – 07/01/2005 to 09/30/2005	4 – 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	6 - 01/01/2004 to 09/30/2004
3.01	Gross sales and/or services revenues	1,323,016	3,905,260	1,148,349	3,365,812
3.01.01	Water supply – retail	681,714	2,018,926	594,114	1,734,575
3.01.02	Water supply – wholesale	60,435	176,598	54,266	160,291
3.01.03	Sewage collection and treatment	559,666	1,644,803	478,922	1,403,605
3.01.04	Other services rendered	21,201	64,933	21,047	67,341
3.02	Gross revenue deductions	(100,431)	(292,661)	(61,514)	(152,651)
3.02.01	Cofins	(82,516)	(240,241)	(50,549)	(123,876)
3.02.02	Pasep	(17,915)	(52,420)	(10,965)	(28,775)
3.03	Net sales and/or services revenues	1,222,585	3,612,599	1,086,835	3,213,161
3.04	Cost of sales and/or services	(600,934)	(1,753,032)	(554,247)	(1,637,196)
3.05	Gross profit	621,651	1,859,567	532,588	1,575,965
3.06	Operating expenses/income	(341,746)	(853,939)	(158,505)	(1,097,164)
3.06.01	Selling	(136,886)	(381,447)	(111,295)	(342,546)
3.06.02	General and administrative	(84,106)	(253,022)	(69,754)	(208,578)
3.06.03	Financial	(120,754)	(219,470)	22,544	(546,040)
3.06.03.01	Financial income	20,668	70,183	27,059	79,934
3.06.03.01.01	Financial income	20,668	70,183	27,462	83,035
3.06.03.01.02	Cofins/Pasep	0	0	(403)	(3,101)
3.06.03.02	Financial expenses	(141,422)	(289,653)	(4,515)	(625,974)
3.06.03.02.01	Financial expenses	(141,422)	(289,653)	(4,515)	(625,974)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings	0	0	0	0
3.07	Operating income	279,905	1,005,628	374,083	478,801

03.01 – INCOME STATEMENT (In Thousand Reais)

1 – Code	2 – Description	3 – 07/01/2005 to 09/30/2005	4 – 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	6 - 01/01/2004 to 09/30/2004
3.08	Non-operating income	(10,745)	(9,835)	517	(10,967)
3.08.01	Revenues	1,623	5,264	2,838	7,583
3.08.01.01	Revenues	2,015	6,343	3,113	8,363
3.08.01.02	Cofins / Pasep	(392)	(1,079)	(275)	(780)
3.08.02	Expenses	(12,368)	(15,099)	(2,321)	(18,550)
3.08.02.01	Loss on disposal of fixed assets	(10,337)	(12,669)	(1,305)	(17,581)
3.08.02.02	Other	(2,031)	(2,430)	(1,016)	(969)
3.09	Income before taxes/profit share	269,160	995,793	374,600	467,834
3.10	Provision for income tax and social contribution	(76,124)	(309,857)	(132,754)	(170,864)
3.10.01	Provision for income tax	(60,315)	(246,100)	(105,316)	(135,622)
3.10.02	Provision for social contribution	(15,809)	(63,757)	(27,438)	(35,242)
3.11	Deferred income tax	6,893	18,665	2,469	7,057
3.11.01	Deferred income tax	10,050	34,925	9,394	15,006
3.11.02	Deferred social contribution	(3,157)	(16,260)	(6,925)	(7,949)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Statutory profit share/contribution	(8,780)	(26,341)	(8,780)	(26,341)
3.12.01	Profit share	0	0	0	0
3.12.02	Contribution	(8,780)	(26,341)	(8,780)	(26,341)
3.12.02.01	Extraordinary item	(8,780)	(26,341)	(8,780)	(26,341)
3.13	Reversal of interest on net equity	0	0	0	0
3.15	Profit/loss for the period	191,149	678,260	235,535	277,686
	NUMBER OF SHARES, EX-TREASURY SHARES
	(Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PROFIT PER SHARE	0.00671	0.02382	0.00827	0.00975
	LOSS PER SHARE

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 – EXPLANATORY NOTES

Amounts in thousand reais

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo – (“SABESP” or “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

SABESP provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, 12 of which expire in 2005, 132 in 2006, 30 in 2007, 21 in 2008, 32 in 2009, 46 in 2010 and the remainder between 2011 and 2034. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession, through notification by either party, at least six months prior to its expiration date.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a significant population, SABESP operates under a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices adopted in Brazil and with the Brazilian Securities Commission (CVM) regulations.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Revenue from sales and services

Revenue for water and sewer services is recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed until the end of the periods is recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

(ii) Financial income and expenses

Financial income and expense are primarily comprised of interest and monetary and exchange variations on loans and financing, and financial investments, calculated and reported on the accrual basis of accounting.

(iii) Income tax and social contribution taxes

Income tax and social contribution are recorded on an accrual basis. The provisions for income tax and deferred income tax on tax losses and on temporary differences are recorded at the baserate of 15% plus an additional of 10%. The provisions for social contribution on net income and deferred social contribution on tax losses and on temporary differences are recorded at the rate of 9%.

(iv) Other income and expenses

Other income and expenses are reported on an accrual basis.

(b) Financial investments

Financial investments are comprised mainly by Financial Investment Funds (FIF) and are stated at cost plus accrued interest (pro rata temporis) until the end of the period, up to the limit of the market value.

(c) Allowance for doubtful accounts

The Company records an allowance for doubtful accounts for receivable balances in excess of R$ 5 and overdue for more than 360 days and for those in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. The amount is deemed by the Management to be sufficient to cover probable losses, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers. For accounts receivable balances under R$ 5 and overdue more than 180 days, such balances are written off through a direct charge to income.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average acquisition cost or realization value, and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(e) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(f) Permanent assets

These are stated at adjusted cost up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant and equipment - is recorded using the straight-line method at the annual rates mentioned in Note 6.a.

Revaluation of property, plant and equipment items - carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts. The referred revaluation was stated with a corresponding entry to the “revaluation reserve” account, in the shareholders’ equity, and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “retained earnings”.

Interest charges on financings raised with third parties for construction in progress are capitalized as part of the cost of assets.

Deferred charges are amortized on the straight-line basis over five years as from the date when benefits start to be generated.

(g) Loans and financings

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses.

(h) Provision for vacation pay

The provision for vacation pay and respective payroll charges is accrued as earned.

(i) Provision for contingencies

Provisions for contingencies are recorded to cover eventual losses related to labor, tax, civil, commercial and other lawsuits, at administrative and court levels, which are considered by legal counsel to be probable and able to be estimated at September 30, 2005.

(j) Environmental expenditures

Expenditures relating to ongoing environmental programs are recorded in income as incurred. Ongoing programs are designed and performed with a view to minimize the environmental impact of the operations and to manage the environmental risks inherent to the activities. Provisions with respect to such costs are recorded at the time they are considered to be probable and able to be reasonably estimated.

(k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Deliberation 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding the fair value of the assets of the pension plans. Liabilities ascertained at December 31, 2001 have been recognized over a period of 5 years, as from fiscal year 2002.

(l) Other current liabilities and long-term liabilities

These are stated at their known or estimated amounts, including accrued charges and monetary and foreign exchange variations, when applicable.

(m) Interest on shareholder’s equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, being limited to the daily pro-rata variation of the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Deliberation 207/96.

(n) Profit per thousand shares

Profit per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

(o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

4. CUSTOMERS ACCOUNTS RECEIVABLE

(a) Balance sheet balances

	Sep/05	Jun/05

Private customers	944,384	926,029

Government entities	439,219	414,524

Wholesale customers – municipal authorities (i)
- Guarulhos	282,871	284,688
- Santo André	247,075	239,006
- Mauá	88,110	83,304
- Diadema	71,326	70,945
- Mogi das Cruzes	3,905	3,818
- São Caetano do Sul	2,709	2,661

	695,996	684,422

Unbilled amounts	208,795	200,983

Subtotal	2,288,394	2,225,958

Allowance for doubtful accounts	(870,729)	(831,830)

Total customers	1,417,665	1,394,128

Current assets	1,150,486	1,115,441
Long term assets (ii)	267,179	278,687

	1,417,665	1,394,128

(i) Wholesale customers – municipal authorities – Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers. Water services provided to wholesale customers are as follows:

	3Q05	2Q05

Balance at beginning of period	684,422	657,579
Billings for services provided	60,435	58,434
Collections – current year services	(31,840)	(31,591)
Collections – prior year services	(17,021)	-

Balance at end of period	695,996	684,422

Current portion	12,171	10,098
Long term portion	683,825	674,324

(ii) Long-term receivables - Past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities. It is stated net of the allowance for doubtful accounts in the amount of R$ 481,949 on September 30, 2005 (Jun/2005 – R$ 454,175).

(b) Customer accounts receivable aging summary

	Sep/05	Jun/05

Amounts currently due	666,807	634,072
Past due:
Up to 30 days	173,919	175,554
From 31 to 60 days	66,511	67,586
From 61 to 90 days	60,032	57,591
From 91 to 120 days	56,989	46,717
From 121 to 180 days	96,257	96,776
From 181 to 360 days	203,747	212,023
For more than 360 days	964,132	935,639

Total	2,288,394	2,225,958

(c) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	3Q05	2Q05

Prior balance	831,830	794,475

Private-sector customers/government entities	11,125	1,949
Wholesale customers	27,774	35,406

Additions in the period, net	38,899	37,355

Current balance	870,729	831,830

Current	388,780	377,655
Long term	481,949	454,175

(ii) In the income

The Company recorded direct charges for probable losses in accounts receivable incurred in the third quarter of 2005, in the amount of R$ 64,541 (net of recoveries, of R$ 25,642 up to R$ 5 and R$ 38,899 over R$ 5), directly to the income for the period, recorded as a reduction of selling expenses. These losses amounted to R$ 46,209 in the third quarter of 2004.

	3Q/05	3Q/04

Provisions (over R$ 5)	(38,899)	(25,803)
Written-off (less than or equal to R$ 5)	(25,642)	(20,406)

Expenses	(64,541)	(46,209)

5. RELATED PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivables from the State Government

	Set/05	Jun/05

Current receivables:
Water and sewage services (i)	149,161	126,072
Gesp Agreement	47,535	48,670
Total current receivables	196,696	174,742
Long term receivables:
Gesp Agreement	140,444	137,898
Reimbursement for pension benefits paid (ii)	642,560	619,829
Gross long-term receivable from the shareholder	783,004	757,727

	979,700	932,469

Water and sewage services rendered	337,140	312,640
Reimbursement for pension benefits	642,560	619,829

	979,700	932,469

Gross revenue from sales and services	3Q05	3Q04

Water sale	40,509	35,583
Sewage services	34,538	24,726
Amounts received	(51,957)	(40,289)

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that Management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below.

(ii) Reimbursement for pensions and benefits paid

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company on behalf of the State Government to former employees of State Government-owned companies, which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, and do not bear interests. The budget proposal of the State of São Paulo Government, as approved by the State House of Representatives, includes funds referring to such obligation.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State Government (“GESP Agreement”), under which the State Government acknowledged a debt, among others, for services rendered by the Company of water supply and sewage collection, totaling R$ 358,207 on that date, representing services rendered until December 01, 2001, having further agreed to pay the amounts due. Additionally, the State Government acknowledged and agreed to pay amounts owed to the Company in connection with supplemental retirement and pension benefits paid by the Company, on its behalf, in the amount of R$ 320,623 on that date.

The GESP Agreement sets forth that the Water and Electric Power Department – DAEE will transfer, as partial payment to the Company, the title to the Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and the amount of such assets will reduce the amounts owed to the Company. The asset value of these reservoirs was ascertained based on the arithmetic average of independent evaluations carried out by CPOS – Companhia de Obras e Serviços (a state-owned building company selected by the State Government) and by ENGEVAL – Engenharia de Avaliação (an independent appraisal company selected by the Company). The payment of the amounts owed in excess to the fair market value of the reservoirs, as agreed upon between the parties, shall be effected by the State of São Paulo Government in 114 monthly successive installments, monthly adjusted by the IGP-M index, added by interests of 6% per annum, beginning from the maturity date of the first installment. Under the terms of the Agreement, the first original payment should have been effected in July 2002, however it was postponed because the parties did not reach an agreement as for the fair value of the reservoirs and the audit and specific analysis of the amounts due ascertained by the experts appointed by the State Government were not concluded. The evaluation work of the reservoirs have been concluded and approved by the Company’s Board of Directors with the arithmetic average in the amount of R$ 300,880 (base date – June 2002), as substantiated in the respective reports.

Additionally, pursuant to the memorandum of understanding and the GESP Agreement, the State Government may authorize the Company to use dividends, including interests on net equity stated by the Company and any other obligation payable to the State Government, for offsetting against accounts receivable for services of water supply and sewage collection rendered to the State Government.

Based on official letter no. 53/2005, the Council for Defense of the State Capitals – CODEC, dated March 21, 2005, renegotiations between the Company and the State Government have been resumed with a view to obtain the settlement of the debt relating to the supplementary retirement and pension benefits, under the terms set forth in the GESP agreement, including amounts overdue after November 2001. These renegotiations must be restated in a second amendment to the Agreement between the State Government and Sabesp. The Company retained FIPECAFI to calculate the amounts actually reimbursable by the State Government, taking into consideration the legal advice provided by the State Attorneys’ Office.

Once the debt amount is calculated and the monetary adjustment criterion is determined, Sabesp will be entitled to take the applicable actions with the DAEE in order to obtain the ownership rights over the Alto Tietê System reservoirs, since no court hindrance exists, having in regard that the State has timely filed an appeal against the judgment rendered in the civil public action and was granted suspension of the effects thereof.

The referred second addendum must provide for the criteria for monthly recovery of future amounts to be disbursed by Sabesp.

Since these negotiations are at their initial stage, it is not possible to ascertain the net effects over the balance sheet arising from such negotiation. The Management does not estimate that it will incur significant net losses relating to the differences ascertained between the amounts deemed to be reimbursable by the State Government and the amounts actually paid by Sabesp.

The balances for water and sewage services were included in the 1st amendment as described below (iv).

(iv) First Amendment to the GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, of R$ 581,779, and the Company acknowledged amounts due to the State Government with respect to interests on shareholder’s equity in the amount of R$ 518,732.

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004), which were settled up to April 30, 2005. The remaining obligation, of R$ 187,979 at September 30, 2005 is subject to monthly monetary adjustment at the Expanded Consumer Price Index – IPCA/IBGE, plus interests of 0.5%, of which R$ 140,444 are recorded in long term assets and R$ 47,535 in current assets.

Management believes that the amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable.

(b) Cash

The Company’s balance of cash and financial investments accounts with financial institutions controlled by the State Government was R$ 195,818 at September 30, 2005 (R$ 169,434 at June 30, 2005). The financial income from such investments was R$ 24,582 and R$ 17,830, in the periods ended on September 30, 2005 and 2004, respectively.

(c) Agreement for use of reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo Government. The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding their operating costs.

The Company has the right to draw water and exploit the reservoirs for a period of 30 years, counted as from 1997.

6. PROPERTY, PLANT AND EQUIPMENT

		Sep/05		Jun/05

		Accumulated
		Depreciation
	Cost	Amortization	Net	Net

In use
Water system
Land	935,221	-	935,221	934,924
Buildings	2,641,702	(1,285,487)	1,356,215	1,375,497
Connections	799,604	(312,523)	487,081	488,940
Water meters	269,284	(134,832)	134,452	132,937
Networks	3,231,245	(919,337)	2,311,908	2,332,962
Equipment	254,376	(154,499)	99,877	99,994
Others	481,496	(200,966)	280,530	289,366

Subtotal	8,612,928	(3,007,644)	5,605,284	5,654,620

Sewage system
Land	352,021	-	352,021	351,913
Buildings	1,447,741	(500,244)	947,497	959,897
Connections	842,588	(312,221)	530,367	531,754
Networks	4,621,544	(1,010,019)	3,611,525	3,623,462
Equipment	499,291	(340,170)	159,121	169,463
Others	14,793	(803)	13,990	12,536

Subtotal	7,777,978	(2,163,457)	5,614,521	5,649,025

General use
Land	102,952	-	102,952	102,953
Buildings	120,825	(63,781)	57,044	58,036
Transportation equipment	132,164	(120,974)	11,190	12,820
Furniture, fixtures and equipment	286,025	(175,010)	111,015	124,602
Free lease land	25,312	-	25,312	25,312
Free lease assets	9,618	(3,027)	6,591	6,591

Subtotal	676,896	(362,792)	314,104	330,314

Subtotal in use	17,067,802	(5,533,893)	11,533,909	11,633,959

Construction in progress
Water system	614,499	-	614,499	555,964
Sewage system	1,323,218	-	1,323,218	1,263,358
Others	19,264	-	19,264	18,942

Subtotal construction in progress	1,956,981	-	1,956,981	1,838,264

Intangible assets	580,861	(75,535)	505,326	509,027

Total	19,605,644	(5,609,428)	13,996,216	13,981,250

a) Depreciation:

Depreciation is calculated at the following annual rates: buildings - 4%; networks – 2%; equipment – 10%; water meters – 10%; transportation equipment – 20%; computer equipment – 20%; building connections – 5%, and furniture, fixtures and equipment – 10%.

Amortization of intangible assets is effected during the term of the concession agreements entered into with the municipalities served by the Company.

b) Construction in progress

The estimated disbursement as from October 2005, up to 2011, relating to the works already contracted, is approximately R$ 1,050,000 (not reviewed by the independent auditors).

c) Disposals of property, plant and equipment

For the third quarter of 2005, the Company wrote-off property, plant and equipment in the amount of R$ 10,337 (2004 – R$ 1,305), of which R$ 1,165 (2004 – R$ 1,305) are related to the group of properties in use due to obsolescence, theft or disposal and R$ 9,172 are related to works in progress, related to deactivated works, unproductive wells and unfeasible projects.

d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems, the Company was forced to expropriate or establish rights of way over third-party properties, in conformity with the relevant legislation. The owners of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the third quarter of 2005, without a date set for the actual disbursement, are estimated to be approximately R$ 280,200 (not reviewed by the independent auditors), which will be paid out of Company funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. The amount referring to expropriations in the third quarter of 2005 was R$ 2,464 (2004 – R$ 1,054).

e) Tax effects on assets revaluation

Property, plant and equipment were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that generally do not exceed the original depreciable lives.

As permitted by CVM Instruction 197/93, the Company did not post a provision for the tax effects (deferred taxes) on the revaluation surplus of property, plant and equipment carried out in 1990 and 1991. Had this effect been accounted for, the amount unrealized up to September 30, 2005 would be R$ 468,696 (Sep/2004 – R$ 499,832). In the period from January to September 2005, the realized revaluation reserve was R$ 67,031 (January to September 2004 – R$ 79,937).

f) Intangible assets

As from 1998, negotiations relating to new concessions were carried out based on the economic-financial results of the relevant business, as established on appraisal reports issued by independent experts.

The amount provided for in the respective contract, after the transaction is closed with the municipal government and carried out either through subscription of shares in the Company or in cash, is posted to the intangible assets account and amortized over the related concession period.

7. LOANS AND FINANCING

(i) Outstanding loans and financing

		Sep/05			Jun/05

	Short	Long		Short	Long		Final	Annual	Monet.
	Term	Term	Total	Term	Term	Total	Maturity	Interest Rate	Adjust.	Guarantees

Domestic

Fed. Government										State
/ Banco do Brasil	188,964	2,065,507	2,254,471	183,406	2,096,020	2,279,426	2014	8.5%	UPR	Government
Debentures 4th
Issue	100,001	24,998	124,999	100,001	49,998	149,999	2006	CDI+1.2%	-	-
Debentures 5th								CDI+1.1%
Issue	148,481	148,481	296,962	149,155	149,155	298,310	2007	and 10.65%	IGP-M	-
Debentures 6th								CDI+1.75 and
Issue	-	610,692	610,692	-	616,509	616,509	2007 to 2010	11%	IGP-M	-
Debentures 7th							2009 and	CDI+1.5%
Issue	-	299,546	299,546	-	301,085	301,085	2010	and 10.8%	IGP-M	-
Debentures 8th							2009 and	CDI+1.5%
Issue	-	693,250	693,250	-	698,520	698,520	2011	and 10,75%	IGP-M	-

CEF	41,667	446,516	488,183	40,232	451,554	491,786	2007 to 2020	5 % to 9,5%	UPR	Own funds

BNDES	21,039	175,223	196,262	16,273	164,730	181,003	2013	3% + TJLP	-	Own funds
								12% / CDI /
Others	2,466	24,656	27, 122	2,386	24, 645	27,031	2008 to 2011	TJLP+6%	UPR	-
Interests and
charges	90,120	-	90,120	111,442	-	111,442

Domestic Total	592,738	4,488,869	5,081,607	602,895	4, 552,216	5,155,111

Foreign

									Currency
IRDB									basket var. +
US$ 8,717 thou	9,685	9,685	19,370	10,365	10,365	20,730	2007	4.11%	US$	Fed. Gov.
Soc.Génerale
EUR 1,489 thou	2,579	1,399	3,978	2,747	1,490	4,237	2006	4.9%	EUR	Fed. Gov.
BID									Currency
US$ 437,733									basket var. +
thou	94,687	878,043	972 ,730	94, 333	949,054	1,043,387	2007 to 2025	3 % to 7.7%	US$	Fed. Gov.
Euro Bonus
US$ 225.000
thou	-	499,995	499,995	646,360	528,840	1,175,200	2008	12%	US$	-
Deutsche Bank
Luxembourg
US$ 10,000 thou	22,222	-	22,222	23,504	-	23,504	2005	11.125%	US$	-
Interests and
charges	33,120	-	33,120	39,972	-	39,972

Foreign total	162,293	1,389,122	1,551,415	817,281	1, 489,749	2,307,030

Total	755,031	5,877,991	6,633,022	1,420,176	6,041,965	7,462,141

At September 30, 2005 the Company did not record any balances for short-term loans and financing.
Exchange rate on September 30, 2005: US$ 2.2222; EUR 2.67175
UPR: Standard Reference Unit	TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION:: Amount referring to IDB and IRDB account unit	EUR: Euro
CDI: Interbank Deposit Certificate	IGP-M: General Market Prices Index

(ii) Eurobonus

On July 28, the Eurobonuses were fully settled in the amount of US$ 275 million as well as the interest on the last installment equal to the total value of R$ 699,093.

(iii) Settlement schedule of loans and financing

The total amount of debts payable up to the end of the year is R$ 225,185, of which the North-American Dollar- and Euro-indexed amount of R$ 84,630 and the amount of R$ 140,555 refer to outstanding interests and principal of loans in Brazilian reais.

	Oct-Dec						As from
INSTITUTION	2005	2006	2007	2008	2009	2010	2011	TOTAL

DOMESTIC
Fed. Gov./Banco do Brasil	45,753	193,020	210,089	228,668	248,890	270,901	1,057,150	2,254,471
Caixa Econômica Federal – CEF	10,100	42,511	46,043	49,610	52,638	56,520	230,761	488,183
Debentures	25,000	248,480	380,294	-	743,734	284,691	343,250	2,025,449
BNDES	3,962	21,501	29,107	29,107	29,107	29,106	54,372	196,262
Others	558	2,940	5,051	4,988	4,768	4,600	4,217	27,122
Interests and Charges	55,182	34,938	-	-	-	-	-	90,120

Domestic Total	140,555	543,390	670,584	312,373	1,079,137	645,818	1,689,750	5,081,607

FOREIGN
IRDB	4,842	9,685	4,843	-	-	-	-	19,370
Société Génerale	1,254	2,724	-	-	-	-	-	3,978
IDB	26,892	95,149	95,149	66,223	66,223	66,223	556,871	972,730
Euro Bonus	-	-	-	499,995	-	-	-	499,995
Deutsche Bank Luxembourg	22,222	-	-	-	-	-	-	22,222
Interests and Charges	29,420	3,700	-	-	-	-	-	33,120

Foreign Total	84,630	111,258	99,992	566,218	66,223	66,223	556,871	1,551,415

Total	225,185	654,648	770,576	878,591	1,145,360	712,041	2,246,621	6,633,022

(iv) Short-term debt structuring

One of the Company’s main goals is to reduce its foreign currency debt exposure, seeking to minimize costs and volatility over its income.

8. TAXES AND CONTRIBUTIONS

(a) Balance sheet accounts

			Sep/05	Jun/05

In current assets (i)
Deferred income tax			7,468	5,777
Deferred social contribution			19,009	24,644

			26,477	30,421

In long term assets (ii)
Deferred income tax			211,387	198,838
Deferred social contribution			77,441	73,455

			288,828	272,293

In current liabilities (iii)
Income tax			31,621	31,662
Social Contribution			8,351	8,294
Deferred PASEP			22,094	21,876
Deferred COFINS			49,277	48,104

			111,343	109,936

In long term liabilities (iv)
Deferred income tax			66,484	65,620
Deferred social contribution			19,424	19,114
Deferred PASEP			14,406	13,815
Deferred COFINS			35,790	33,066

			136,104	131,615

	3Q/05	Jan-Sep/05	3Q/04	Jan-Sep/04

For the period
Income tax	(60,315)	(246,100)	(105,316)	(135,622)
Deferred income tax	10,050	34,925	9,394	15,006

	(50,265)	(211,175)	(95,922)	(120,616)

For the period
Social contribution	(15,809)	(63,757)	(27,438)	(35,242)
Deferred social contribution	(3,157)	(16,260)	(6,925)	(7,949)

	(18,966)	(80,017)	(34,363)	(43,191)

(b) Deferred taxes

(i) In current assets

Mainly calculated on temporary differences in the amount of R$ 29,870 (Jun/2005 – R$ 23,107). The negative tax basis of the accrued social contribution at September 30, 2005 is R$ 181,347 (Jun/2005 – R$ 250,719) , which will be realized with taxable income until yearend 2006.

(ii) In long-term receivables

Mainly calculated on temporary differences in the amount of R$ 845,550 (Jun/2005 – R$ 795,353) for income tax and R$ 860,453 (Jun/2005 – R$ 810,257) for social contribution, which will be realized as these differences become deductible for the purposes of income tax.

The negative tax basis of the social contribution was fully realized by September 30, 2005; on June 30, 2005, the balance was R$ 5,906.

(iii) In current liabilities

Substantially calculated on sales to public agencies, with taxes being deducted upon receipt of the invoices.

(iv) In long-term liabilities

- Income tax and social contribution
Mainly calculated on temporary differences in the amount of R$ 265,934 (Jun/2005 – R$ 262,481) for income tax and R$ 215,828 (Jun/2005 – R$ 212,374) for social contribution.

- PASEP AND CONFINS
Substantially calculated on sales to public agencies, with taxes being deducted upon receipt of the invoices.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expense in the financial statements is reconciled from the nominal rates provided by Law, as shown below:

	3Q/05	Jan-Sep/05	3Q/04	Jan-Sep/04

Profit (loss) before taxes	269,160	995,793	374,600	467,834
Nominal rate	34%	34%	34%	34%

Expense at nominal rate	(91,514)	(338,570)	(127,364)	(159,064)
Permanent differences:
Revaluation reserve realization	(7,618)	(22,790)	(7,668)	(27,179)
Interest on own capital	28,952	64,652	-	13,365
Other differences	949	5,516	4,747	9,071

Income tax and social contribution	(69,231)	(291,192)	(130,285)	(163,807)

Current income tax and social contribution	76,124	309,857	132,754	170,864
Deferred	(6,893)	(18,665)	(2,469)	(7,057)

	(69,231)	(291,192)	(130,285)	(163,807)

Actual rate	28%	31%	35%	37%

9. PAES – Special Payment into Installments

The Company filed a Request for Special Payment into Installments – “PAES”, on July 15, 2003, as provided for by Law no. 10.684, of May 30, 2003, which request includes COFINS and PASEP debts involved in a lawsuit brought against the enforcement of Law no. 9718/98 as well as the outstanding balance of the Tax Recovery Program – “REFIS”, in the amount of R$ 316,953. The debt shall be paid in 120 months, added by interests at the TJLP rate, the amount thereof being subject to homologation by the Federal Revenue Service.

The amount paid since the request for the PAES program was filed, from July 2003 up to September 2005, was R$ 79,317, with provisions for payment of charges having been booked in the amount of R$ 61,742.

The assets listed under the REFIS program, in the amount of R$ 249,034, remain as collateral in the PAES program.

10. PROVISIONS FOR CONTINGENCIES

(a) In current liabilities

The Company has booked the amount of R$ 37,742 (Jun/2005 – R$ 30,979) in the current liabilities, under the item “Provisions”, referring to lawsuits in progress, for which a judgment has been rendered and is currently executed.

(i) Customers – these refer to claims filed by customers seeking tariff parity.

(ii) FINSOCIAL – In July 1991 an Ordinary Annulment and Declaratory Action was filed by SABESP, through proceedings no. 91.0663460 -5, requesting FINSOCIAL debts to be declared null and void and the Company’s obligation to contribute to FINSOCIAL to be declared extinguished.

Deposits were effected in court, with application of a 2% rate, for the period from April 1991 up to April 1992. On August 30, 1994, authorization was granted for releasing 75% of such deposits, and the remaining 25% thereof, to which a 0.5% rate was applied, remained as court deposit and a provision was booked for such purpose.

Upon the acknowledgement, by the STF – Federal Supreme Court, of the constitutionality of assessment of FINSOCIAL on the gross revenue of exclusively service providers, which judgment, in the understanding of our legal counsels, has its effects over the discussion on the merits by SABESP, the Company, on July 26, 2002, discharged the amount of R$ 57,016, corresponding to 1.5% of the total amount due, and requested the conversion into income of the court deposit on the Federal Revenue Service’s behalf, thus dismissing the lawsuit referring to proceedings no. 91.0663460 -5, currently under formalization.

(b) In long-term liabilities

The Company, based on an analysis with its legal advisors, recorded a provision for contingencies in the amount of R$ 564,071 (Jun/2005 – R$ 528,084), considered sufficient to meet probable losses on legal actions.

(i) Civil claims – These refer to claims for material damages, pain and suffering and loss of profits caused to third parties, being currently processed in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(ii) Contractors – these refer to actions filed by construction companies alleging underpayment of monetary adjustments, withholding of amounts related to disregard of effects of the Real Plan and economic-financial unbalance of the contract. These actions are currently processed at lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iii) Customers – these refer to actions filed by commercial customers claiming tariff parity, and consequently, refund of amounts collected by the Company. Decisions to date have been both favorable and unfavorable to the Company in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iv) Environmental claims – these refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB, seeking the imposition of fine for environmental damages purportedly caused by the Company.

(v) Labor claims – the Company is defending several labor claims, referring to overtime, health hazard and risk, prior dismissal notice, job diversion, salary parity and others, most of the amounts involved being under provisional or definite execution, at lower and/or appellate courts, thus being classified as of probable loss and, consequently, duly provisioned.

(c) Lawsuits classified as possible loss

The Company is a defendant in lawsuits and administrative proceedings relating to environmental, tax, civil and labor issues, which are deemed by our legal advisors to be possible losses and which are not provisioned in the Company’s accounts. The aggregate amount referring to such proceedings is of approximately R$ 1,439,471 at September 30, 2005 (Jun/2005 – R$ 1,363,750).

11. PENSION AND HEALTH BENEFIT PLANS

The Company is the sponsor of Fundação Sabesp de Seguridade Social – SABESPREV, an entity organized in August 1990 with the main purpose of managing Sabesp’s employees complementary pension and health benefit plans.

The monthly contributions to the defined benefit pension plan amount to 2.10% by the Company and 2.19% by participants.

The contributions made by participants, as mentioned above, represent an average amount, once the deduction from the payroll depends on salary levels, between 1% and 8.5% .

The health benefit program, made up by optional health plans of free choice, is also funded by contributions by the sponsor and participating employees, which in the year were as follows:

.. Company: 6.21% on average of the payroll;
.. Participating employees: 3.21% of base salary and bonus, corresponding to 2.25% of the gross payroll, on average.

12. BENEFITS TO EMPLOYEES

In order to meet the provisions in CVM Deliberation no. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

At December 31, 2004, based on an independent actuary report, SABESP had a net actuarial liability of R$ 328,605, representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, and the fair value of the plan assets.

The Company chose to recognize the liability over a five-year period as from 2002. The Actuarial Liabilities at September 30, 2005, in the amount of R$ 263,305 (Jun/2005 – R$ 249,736), is recorded in Long-Term Liabilities.

In 2005 the estimated expense is R$ 65,705. Expenses were recorded from January to September 2005, as shown below:

	3Q/05	Jan to Sep/05	3Q/04	Jan to Sep/04

Repassed to Sabesprev	3,491	10,186	3,007	9,457
Actuarial liability recorded	13,569	41,129	19,341	57,705

Total recorded	17,060	51,315	22,348	67,162

The amount referring to past service cost is recorded as “extraordinary item”, net of the related taxes.

13. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2005 to June 2006, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

A provision in the amount of R$ 13,543 was established and is recorded under current liabilities.

In August 2005, the payment in the amount of R$ 24,384 was made in relation to the second installment of the profit sharing for the July 2004 to June 2005 period as provided for in the collective bargaining agreement.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The calculation to determine the market value of these financial instruments is made annually by the Company’s Management.

(b) Concentration of credit risk

A significant portion of sales is made to a broad customer base. Credit risk is mitigated due to the large portfolio and the control procedures, which monitor this risk.

The allowance for possible loan losses is sufficient to cover realization losses.

(c) Foreign currency

Transactions in foreign currency consist of borrowings for specific works of improvement and expansion of the Company’s water supply and sewage collection and treatment services.

15. OPERATING COSTS AND EXPENSES

	Jul-Sep/05	Jan-Sep/05	Jul-Sep/04	Jan-Sep/04

1. Cost of sales and services
Salaries and payroll charges	220,296	630,024	203,017	601,476
General supplies	26,996	74,300	20,234	56,952
Treatment supplies	21,451	78,562	19,720	69,673
Outsourced services	73,041	203,587	63,484	177,373
Electric power	107,998	313,948	93,604	280,308
General expenses	9,062	25,273	6,986	22,413
Depreciation and amortization	142,090	427,338	147,202	429,001

	600,934	1,753,032	554,247	1,637,196
2. Selling Expenses
Salaries and payroll charges	37,185	106,109	35,490	104,091
General supplies	1,750	4,938	1,230	4,043
Outsourced services	20,693	61,272	15,417	45,238
Electric power	239	713	198	595
General expenses	11,617	35,043	11,767	33,808
Depreciation and amortization	861	2,574	984	2,245
Write-off of receivables	64,541	170,798	46,209	152,526

	136,886	381,447	111,295	342,546
3. General and Administrative Expenses
Salaries and payroll charges	29,492	82,867	27,301	83,472
General supplies	898	2,862	958	2,517
Outsourced services	18,189	65,637	23,864	67,741
Electric power	310	995	232	638
General expenses	22,068	66,007	7,198	22,330
Depreciation and amortization	4,338	12,376	4,081	13,766
Tax expenses	8,811	22,278	6,120	18,114

	84,106	253,022	69,754	208,578

	Jul-Sep/05	Jan-Sep/05	Jul-Sep/04	Jan-Sep/04

4. Cost, Selling, General and Administrative
Expenses (1+2+3)
Salaries and payroll charges	286,973	819,000	265,808	789,039
General supplies	29,644	82,100	22,422	63,512
Treatment supplies	21,451	78,562	19,720	69,673
Outsourced services	111,923	330,496	102,765	290,352
Electric power	108,547	315,656	94,034	281,541
General expenses	42,747	126,323	25,951	78,551
Depreciation and amortization	147,289	442,288	152,267	445,012
Tax expenses	8,811	22,278	6,120	18,114
Write-off of receivables	64,541	170,798	46,209	152,526

	821,926	2,387,501	735,296	2,188,320
5. Financial Expenses
Interests on Domestic Loans and Financing	145,635	388,426	118,031	337,300
Interests on Foreign Loans and Financing	30,242	117,236	54,447	172,382
Interest on net equity	85,154	190,154	-	39,302
Interest on net equity (reversal)	(85,154)	(190,154)	-	(39,302)
Other financing expenses	4	1,821	82	246
Income Tax on Remittances Abroad	2,263	7,215	5,852	18,733
Other Financial Expenses	7,713	25,504	11,249	31,430
Monetary variations on loans and financing	9,720	54,515	25,902	56,206
Foreign exchange variations on loans and
financing	(80,912)	(370,252)	(227,519)	(35,166)
Other monetary/foreign exchange variations	918	1,525	3,968	6,986
Provisions	25,839	63,663	12,503	37,857

	141,422	289,653	4,515	625,974
6. Financial Income
Monetary variations	6,204	22,115	7,890	39,009
Financial investment income	9,115	24,582	6,142	17,830
Interests	5,349	23,486	13,430	26,195
Other	-	-	-	1

Total financial income	20,668	70,183	27,462	83,035

COFINS/PASEP	-	-	(534)	(5,259)
COFINS/PASEP Credit	-	-	131	2,158

	-	-	(403)	(3,101)

Total Net Financial Income	20,668	70,183	27,059	79,934

Net Financial Expenses	120,754	219,470	(22,544)	546,040

16. COMPENSATION FOR CONCESSION TERMINATION

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewage collection at the beginning of 1995.

In December 1996, SABESP filed claims to seek payment of amounts owed by the municipality of Diadema. The lower court judge rendered an unfavorable decision to SABESP, against which an appeal was filed in November 2000. No decision had been rendered for the appeal up to now. This claim was followed by several other related legal procedures, which are currently pending decision.

The residual net book value of property, plant and equipment relating to the Municipality of Diadema, written-off in December 1996, amounted to R$ 75,231, and the claim balance and other receivables from the municipality amounting to R$ 62,876 are recorded under long-term receivables in “Compensation for concession termination”.

SABESP executed a memorandum of intent with the municipality of Mauá when the concession was terminated; through which Mauá agreed to pay the amounts owed to the Company for the reversal of the water and sewage systems. However, the Mauá City Hall has never paid any amount whatsoever. SABESP filed a collection proceeding in December 1996 against Mauá. By way of indemnity, the judgment rendered in 2004 sentenced Mauá City Hall and SAMA to pay the amount of R$ 153.2 million, duly adjusted in accordance with the practical table of the São Paulo State Justice Court, as from March 2000, added by interests since the service of process, legal costs and expenses and 20% attorneys’ fees. This award was converted into judgment, subject to double jurisdiction. An appeal was filed by Mauá City Hall and SAMA and SABESP has recently filed its counterarguments against the appeal. This appeal is currently pending decision before the São Paulo court of Justice.

The residual value of property, plant and equipment relating to the Municipality of Mauá, written off in fiscal year 1999, amounted to R$ 103,763, and the claim balance, in the amount of R$ 85,918, is recorded in long term assets, under “Compensation for concession termination.”

Both claims are pending court decision (Mauá and Diadema), and the legal advisor conducting the litigation considers that a favorable outcome for the Company is probable.

17. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares with no par value.

(b) Subscribed and paid-up capital

The subscribed and paid-up capital comprises 28,479,577,827 common registered shares, with no par value, distributed as follows:

	Sep/05		Jun/05

Shareholders	Number	%	Number	%

State Department of Finance	14,313,511,871	50.258862	14,313,511,871	50.258862
Shares in Custody with Stock Exchanges	14,138,559,966	49.644556	14,138,832,685	49.645514
Others	27,505,990	0.096582	27,233,271	0.095624

	28,479,577,827	100	28,479,577,827	100

(c) Remuneration of shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the net profit, calculated in conformity with Brazilian Corporate Law.

The interests stated in 2004, in the net amount of R$ 144,042, started to be paid on June 28, 2005.

The interests stated on April 28, 2005, June 23, 2005 and October 20, 2005 in the amount of R$ 190,154, will be paid within 60 days after the 2006 AGO (Annual Meeting of Shareholders), net of IRRF (Withheld Income Tax).

(d) Capital reserve

This comprises tax incentives and donations from government agencies.

(e) Revaluation reserve

As permitted by CVM Instruction 197/93, the Company chose not to record the income tax and social contribution on the revaluation reserve of property, plant and equipment recorded up to 1991.

The revaluation reserve is charged against “Retained earnings” in proportion to the depreciation and writing-off of the respective assets.

(f) Changes in retained earnings

	Sep/05	Jun/05

Prior balance	426,737	135,476
Realization of revaluation reserve	22,405	22,320
Net income for the period	191,149	335,741
Interest on own capital	(85,154)	(66,800)

Current balance	555,137	426,737

18. CASH FLOW

In order to provide improved information to the market, and abiding by the New Market regulation, the Company is also presenting statements of cash flow, prepared in accordance with IBRACON NPC-20 Standard.

Description	Jul-Sep/05	Jan-Sep/05	Jul-Sep/04	Jan-Sep/04

Cash flow from operating activities
Profit for the period	191,149	678,260	235,535	277,686
Adjustments to reconcile net income:
Deferred taxes and contributions	(6,711)	(22,301)	907	1,094
Provisions for contingencies	43,194	111,209	25,330	60,316
Social security contributions	17,060	51,315	22,348	67,162
Property, plant & equipment received as
donation (Private Sector)	-	-	(2,012)	(4,599)
Loss on disposal of property, plant and
equipment	10,337	12,669	1,306	17,581
Loss in the write off of deferred goods	1,089	1,089	-	-
Depreciation	140,430	421,768	143,991	418,058
Amortization	6,859	20,520	8,276	26,954
Interests on loans and financing payable	178,156	512,919	184,834	534,964
Foreign exchange and indexation charges on
loans and financing	(50,776)	(314,828)	(201,617)	21,040
Monetary variation on interest on net equity	-	715	3,018	9,511
Interests and monetary variations in liabilities	6,116	18,928	6,888	21,432

Description	Jul-Sep/05	Jan-Sep/05	Jul-Sep/04	Jan-Sep/04

Interests and monetary variations in assets	1,411	(1,068)	-	-
Allowance for doubtful accounts	64,541	170,798	46,209	152,526

	602,855	1,661,993	475,013	1,603,725

(Increase) decrease in assets:
Accounts receivable from customers	(59,240)	(271,537)	(97,026)	(135,497)
Accounts receivable from shareholders	(16,206)	(111,361)	(96,532)	(203,387)
Inventories	(991)	3,573	1,161	3,122
Other accounts receivable	(6,851)	(21,393)	17,319	(30,088)
Accounts receivable from customers – long
term	(28,842)	(89,075)	(18,138)	(68,508)
Accounts receivable from shareholder – long
term	(32,435)	(46,043)	(8,482)	(57,828)
Court deposits	(4,476)	(3,682)	(356)	415
Other long-term accounts receivable	(1,368)	(4,456)	(722)	819

	(150,409)	(543,974)	(202,776)	(490,952)

Increase(decrease) in liabilities:
Accounts payable to suppliers	11,792	6,767	12,055	(15,615)
Salaries and payroll charges payable	11,639	73,990	10,873	32,880
Taxes and contributions payable	(1,125)	(7,282)	47,655	13,367
Other accounts payable	8,013	10,321	2,304	7,769
Pension fund	(3,491)	(10,186)	(3,007)	(9,457)
Provisions for contingencies	(444)	-	(7,701)	(4,417)
Other long-term accounts payable	1,366	12,040	2,189	10,416

	27,750	85,650	64,368	34,943

Net cash provided by operating activities	480,196	1,203,669	336,605	1,147,716

Cash flow from investment activities:
Purchases of property, plant and equipment	(171,988)	(412,651)	(141,067)	(458,758)
Sales of property, plant and equipment	-	-	-	176
Increase in deferred assets	(26)	(79)	(174)	(298)

Net cash used in investment activities	(172,014)	(412,730)	(141,241)	(458,880)

Cash from financing activities:

Loans and financing – short term:
Issuances	-	-	130,000	130,000
Repayments	-	-	(133,787)	(133,787)

Loans and financing – long term:
Issuances	23,462	1,084,876	637,237	740,439
Repayments	(975,123)	(1,681,350)	(633,261)	(1,281,199)

Interests on net equity:
Interests on net equity paid	(5,829)	(71,381)	-	(126,844)

Net cash used in financing activities	(957,490)	(667,855)	189	(671,391)

Description	Jul-Sep/05	Jan-Sep/05	Jul-Sep/04	Jan-Sep/04

Increase(reduction) in cash and cash equivalents	(649,308)	123,084	195,553	17,445

Cash and cash equivalents in the beginning of
the period	877,949	105,557	102,905	281,013
Cash and cash equivalents in the end of the
period	228,641	228,641	298,458	298,458

Supplementary information:
Interests and charges paid on loans and
financing	213,067	533,489	176,215	543,904
Capitalization of interests and financial
charges	(4,837)	(19,248)	(11,642)	14,496
Income tax and social contribution paid	73,818	257,223	24,408	92,118
Property, plant & equipment received as
donation and/or paid in shares	3,483	11,016	914	2,031
COFINS and PASEP paid	92,531	276,661	41,326	130,308
Settlement of accounts	-	(715)	58,086	126,531

05.01 - COMMENTS ON COMPANY’S PERFORMANCE IN THE QUARTER PERIOD

1. SABESP reports growth of 12.5% in the net revenue, and 8.8% in the EBITDA

(R$ million)

Financial Highlights	3Q04	3Q05	Change

Net Operating Revenue	1,086.8	1,222.6	12.5%

EBIT (Earnings Before Interests and Taxes)	351.5	400.7	14.0%

EBITDA (*)	503.8	547.9	8.8%

EBITDA Margin	46.4%	44.8%

Net Income	235.5	191.1	(18.9)

(*) Earnings before interests, income tax and social contribution taxes, depreciation and amortization

SABESP recorded net operating revenue of R$ 1,222.6 million, with EBITDA of R$ 547.9 million in the 3Q05. The final result for the period, a profit of R$ 191.1 million, reflects part of the rate readjustment of 9.0% on August 30, 2005. The slower pace of appreciation of the real of 5.5% during the quarter (8.0% in 3Q04) reflects lower income for the quarter.

2. Gross operating revenue – 12.5% growth

The net operating revenue recorded an increase of R$ 135.8 million, or 12.5%, which is a result of the 9.0% tariff adjustment impact as from August 30, 2005, of the 3.5% increase in billed water and sewage services, migration of consumers to consumption levels with higher tariff, and end of the reasonable use of water program. However, such increase was minimized by the increase of R$ 38.9 million resulting from the changes occurred in the COFINS-PASEP legislation.

The charts below show volumes of water and sewage services billed to the retail and wholesale market broken down by user category and region in the third quarters of 2004 and 2005:

VOLUME OF WATER AND SEWAGE SERVICES BILLED** TO RETAIL AND WHOLESALE MARKET - million m3
Category	Water		Change %	Sewage		Change %	Water + Sewage		Change %
	3Q04	3Q05		3Q04	3Q05		3Q04	3Q05
Residential	305.2	315.1	3.2	237.6	247.0	4.0	542.8	562.1	3.6
Commercial	35.6	36.2	1.7	32.0	33.1	3.4	67.6	69.3	2.5
Industrial	8.1	8.3	2.5	7.8	8.0	2.6	15.9	16.3	2.5
Public	11.1	11.6	4.5	8.8	9.3	5.7	19.9	20.9	5.0
Total retail	360.0	371.2	3.1	286.2	297.4	3.9	646.2	668.6	3.5
Wholesale	62.5	64.9	3.8				62.5	64.9	3.8
General Total	422.5	436.1	3.2	286.2	297.4	3.9	708.7	733.5	3.5

VOLUME OF WATER AND SEWAGE SERVICES BILLED** TO RETAIL AND WHOLESALE MARKET – million m3
By Region	Water		Change %	Sewage		Change %	Water + Sewage		Change %
	3Q04	3Q05		3Q04	3Q05		3Q04	3Q05
Metropolitan	239.6	249.0	3.9	194.1	203.0	4.6	433.7	452.0	4.2
Regional Systems (*)	120.4	122.2	1.5	92.1	94.4	2.5	212.5	216.6	1.9
Total retail	360.0	371.2	3.1	286.2	297.4	3.9	646.2	668.6	3.5
Total wholesale	62.5	64.9	3.8				62.5	64.9	3.8
General Total	422.5	436.1	3.2	286.2	297.4	3.9	708.7	733.5	3.5
(*) Comprising Coastal and Interior regions
(**) Information not reviewed by the independent auditors

3. Costs, Administrative and Selling Expenses

Costs, administrative and selling expenses increased by R$ 86.6 million or 11.8% .

Following are the main changes:

	(R$ million)

	3Q04	3Q05	Difference	%

Salaries and Payroll Charges	265.8	287.0	21.2	8.0
General Supplies	22.4	29.6	7.2	32.1
Treatment Supplies	19.7	21.5	1.8	9.1
Outsourced Services	102.8	111.9	9.1	8.9
Electric Power	94.0	108.5	14.5	15.4
General Expenses	26.0	42.8	16.8	64.6
Credits Write-off	46.2	64.5	18.3	39.6
Tax Expenses	6.1	8.8	2.7	44.3

Costs, Administrative and Selling
Expenses before Depreciation and
Amortization	583.0	674.6	91.6	15.7

Depreciation and Amortization	152.3	147.3	(5.0)	(3.3)

Costs, Administrative and Selling
Expenses	735.3	821.9	86.6	11.8

3.1. Salaries and Payroll Charges

These reported an 8.0% increase of R$ 21.2 million. Such increase is mainly due to the 7.94% salary, benefits and charges increase, as from May 2005.

3.2. General Supplies

These reported a R$ 7.2 million or 32.1% increase, mainly due to maintenance of operating systems, maintenance of residential water connections and networks, and fuels and lubricating oils for the Company’s vehicles and conservation of premises and installations.

3.3. Treatment Supplies

These posted a R$ 1.8 million or 9.1% increase, caused by variation in the following materials: aluminum sulphate in the amount of R$ 1.0 million and lye in the amount of R$ 0.7 million. There was a mix in the increased consumption of some products and decrease in the consumption of others coupled with the price fluctuations.

3.4. Services

These recorded a R$ 9.1 million or 8.9% increase, due to mainly “Global Sourcing Program”, substantially affecting the service expenses in maintenance of residential water connections, in the amount of R$ 5.6 million and maintenance of the networks, in the amount of R$ 3.9 million.

3.5. Electric Power

This recorded a R$ 14.5 million or 15.4% increase, caused by the average growth of 12.5% in electric power tariffs and the estimated increase in electrical power expenses owed to the increase volumes of water produces and sewage treated during the quarter compared to 1.2% .

3.6. General Expenses

These increased by R$ 16.8 million or 64.6%, a result, mainly, of: indemnities for damages to third parties in the amount of R$ 1.7 million and provisions for civil and labor contingencies, in the amount of R$ 12.9 million.

3.7. Depreciation and Amortization

This recorded a R$ 5.0 million or 3.3% reduction, mainly owed to the decrease in transfers of works in progress of the property, plant and equipment in operation in 3T05 of R$ 175 million compared to 584 million during the same quarter last year.

3.8. Credit Write-off

These recorded a R$ 18.3 million or 39.6% increase, owed mainly to the greater volume in the settlement of collection suits of wholesale supply clients offset in part by the growth in debt recovery.

3.9. Tax expenses

These recorded a R$ 2.7 million or 44.3% increase, owed mainly to the CPMF tax arising from the advanced purchase of dollars for the payment of the Euro Bonus in the amount of US$ 275 million.

4. Financial Expenses and Inflation and Exchange Losses on Monetary Items

4.1 Financial Expenses These recorded a R$ 9.5 million reduction, as a result of:

  Interest on loans and internal financing and the increase of R$ 27.6 million related to new Debenture issues 6, 7 and 8 (September 2004, March 2005 and June 2005, respectively) offset by the closing of the third issue (September 2004) and by the decrease in the IGPM which took place in the third quarter of 2005, compared to the third quarter 2004;
  Provisions referring to financial contingencies with R$ 13.3 million increase, the nature of which is related to interests and updating of estimates of lawsuits in course;
  Interests on foreign loans and financing, with R$ 24,2 million decrease, related to the lower US dollar quotation and payment of the Euro Bonus (US$ 275 million) which took place in July, 2005, impacting the interest provided on the respective balances;
  Income tax on foreign remittances, (a R$ 3.6 million decrease) as a result of payment of interest which occurred in the 3Q04, greater than 3Q05;
  Other Financial Expenses, with R$ 3.6 million decrease.

4.2 Inflation and Exchange Losses on Monetary Items

Inflation and exchange losses on monetary items recorded a variation of R$ 127.4 million, mainly due to the 5.5% appreciation of reais in relation to the North-American Dollar in 3Q05, against the 8.0% devaluation occurred in 3Q04.

5. Operating Highlights

As shown in the chart below, the Company has continued to expand its services.

Operating Highlights	3Q04	3Q05	Var. (%)
Water connections (1)
Sewage connections (1)
Population served with water supply (2)
Population connected to sewage collection networks (2)
Water volumes billed to the wholesale market (3)
Water volumes billed to the retail market (3)
Sewage service billings (3)
Number of employees
Operational productivity (4)	6,323 4,708 22.3 17.9 62.5 360.0 286.2 17,775 620	6,467 4,851 22.5 18.2 64.9 371.2 297.4 17,489 647	2.3 3.0 0.9 1.7 3.8 3.1 3.9 (1.6) 4.4
(1)	In 1,000 units at the end of the period
(2)	In million inhabitants at the end of the period (does not include wholesale supply).
(3)	In million m3
(4)	Number of water and sewage connections per employee

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	01
2 – ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2001-022
4 – DATE OF REGISTRATION WITH CVM	06/04/2001
5 – ISSUED SERIES	UN
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	4,201.24
14 – AMOUNT ISSUED (Thousand of reais)	126,037
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING SECURITIES (Units)	30,000
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	12/15/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	02
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-013
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 – ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	6,996.81
14 – AMOUNT ISSUED (Thousand of reais)	219,503
15 - DEBENTURES ISSUED (Units)	31,372
16 - OUTSTANDING SECURITIES (Units)	31,372
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	01/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	03
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-014
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 – ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	10,711.97
14 – AMOUNT ISSUED (Thousand of reais)	92,422
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING SECURITIES (Units)	8,628
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION	04/01/2005
22 – DATE OF NEXT EVENT	04/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	04
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 – ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,015.67
14 – AMOUNT ISSUED (Thousand of reais)	235,445
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	03/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	05
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 – ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,037.59
14 – AMOUNT ISSUED (Thousand of reais)	195,343
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	06
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 – ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,037.59
14 – AMOUNT ISSUED (Thousand of reais)	186,683
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	07
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 – ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,015.47
14 – AMOUNT ISSUED (Thousand of reais)	203,094
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	08
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 – ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,057.69
14 – AMOUNT ISSUED (Thousand of reais)	105,769
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	03/01/2006

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	09
2 – ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 – ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,068.60
14 – AMOUNT ISSUED (Thousand of reais)	374,010
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	12/01/2005

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	10
2 – ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 – DATE OF REGISTRATION WITH CVM	06/22/2005
5 – ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,015.48
14 – AMOUNT ISSUED (Thousand of reais)	355,418
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 – TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	06/01/2006

16.01 – OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT

Supplementary Information

In order to improve the information provided to the market, the Company is presenting, as supplementary information, the financial statements in a constant purchasing power currency.

1. SUPPLEMENTARY INFORMATION IN “CONSTANT PURCHASING POWER CURRENCY”

(a) Monetary indexation

The monetary indexation of the operations relating to the permanent assets, shareholders’ equity, income statement accounts and ascertainment of profits and losses in monetary items was measured based on the variation of the Accounting Monetary Unit – UMC, taking for basis the variation of the General Market Prices Index – IGP-M in the 3rd quarter, of -1.51% and year-to-date, of 0.21% .

(b) Balance sheet accounts

Amounts related to monetary assets and liabilities presented in “constant purchasing power currency” are identical to those presented in accordance with the “corporate legislation”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long-term liabilities, which are adjusted to reflect the purchasing power or currency realization at September 30, 2005, taking for basis the rate determined by the National Association of Investment Banks – ANBID.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M up to September 30, 2005.

(c) Income statement accounts

All the income statement accounts were indexed for inflation based on the variation of the UMC, as from the month when they were booked, adjusted in accordance with inflation gains and losses ascertained on the balances at the beginning and end of every month for monetary assets and liabilities, and which generated financial or nominal inflationary expenses and income, which were considered to reduce the respective income statement accounts to which they were attached.

(d) Deferred taxes and contributions

Deferred income tax and social contribution were calculated based on the rates of 15% plus additional 10% and 9%, respectively, on the surplus value of the properties and rights in the permanent assets generated by the result of their monetary adjustment, in conformity with the instructions of the CVM, as provided for in Communication no. 99/006 issued by the IBRACON – Brazilian Institute of Independent Accountants.

The amounts below are shown in constant purchasing power currency at September 30, 2005.

		In thousand R$
Balance Sheet	Nominal	Constant purchasing
	Currency	power currency

Total assets	17,256,691	34,382,215

Current assets	1,683,012	1,679,733

Long-term assets	1,540,108	1,540,108

Permanent assets	14,033,571	31,162,374
Investments	5,100	6,268
Property, plant and equipment	13,996,216	31,094,421
Deferred assets	32,255	61,685

Total liabilities	17,256,691	34,382,215

Current liabilities	1,599,034	1,598,593

Long-term liabilities	7,206,948	12,238,821

Shareholders’ equity	8,450,709	20,544,801
Paid-up capital stock	3,403,688	9,035,222
Capital reserves	76,306	129,728
Revaluation reserves	2,552,189	6,834,274
Profit reserves	1,863,389	4,325,525
Retained earnings	555,137	220,052

	In thousand R$
	January to September 2005

Income Statement	Nominal	Constant purchasing
	Currency	power currency

Net revenue from sales and services rendered	3,612,599	3,547,087
Cost of products sold and services rendered	(1,753,032)	(2,371,304)

Gross income	1,859,567	1,175,783
Selling expenses	(381,447)	(381,161)
Administrative expenses	(253,022)	(270,755)

Income before net financial expenses	1,225,098	523,867
Net financial expenses	(219,470)	(176,114)

Operating income	1,005,628	347,753
Non-operating income	(9,835)	(30,555)

Income before taxes and profit sharing	995,793	317,198
Provision for income tax and social contribution	(309,857)	(306,168)
Deferred income tax and social contribution	18,665	197,340
Extraordinary item net of income tax and social contribution	(26,341)	(26,074)

Net Income for the period	678,260	182,296
Profit per share	0.02382	0.00640

Conciliation of the income for the period and shareholders’ equity

	In thousand R$
Description		Shareholders’
	Net Income for the period	equity

Corporate legislation	678,260	8,450,709

Monetary indexation
Of permanent assets	(619,063)	17,128,803
Of shareholders’ equity	(55,027)	-
Adjustment to present value – net	(654)	(2,838)

Reversal (provision) for taxes
Income tax	131,456	(3,699,907)
Social contribution	47,324	(1,331,966)

In constant purchasing power currency	182,296	20,544,801

2. EVOLUTION OF SHAREHOLDING BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 09/30/2004 to 09/30/2005

	Position as of 09/30/2004		New members	Changes in Common Shares	Left the Company	Position as of 09/30/2005
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	20,376,674,059	71.5		(6,063,162,186)		14,313,511,871**	50.3
Directors	90,016		1		(1)	90,016*
Executive Officers
Members of the Audit Committee
Other shareholders	8,102,813,752	28.5				14,165,975,940	49.7
Outstanding shares	8,102,903,752	28.5				14,166,065,940	49.7
Total shares	28,479,577,827	100.0	1	(6,063,272,186)	(1)	28,479,577,827	100.0
* The 16 shares currently held by the Directors were assigned by the State of São Paulo Treasury Department and shall be returned by them upon leaving the Board of Directors of Sabesp.
** Difference arising out of secondary public distribution of shares and transactions arising from the entry and exit of members.

3. SHAREHOLDING POSITION AS OF 09/30/2005

Shareholders holding more than 5% of the shares	Common Shares	%
State of São Paulo Treasury Department	14,313,511,871	50.3

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER MANAGEMENT Board of Directors Board of Executive Officers Statutory Audit Committee TREASURY SHARES OTHER SHAREHOLDERS TOTAL OUTSTANDING SHARES	14,313,511,87 90,016 - - - 14,165,975,940 28,479,577,827 14,166,065,940	50.3 49.7 100.0 49.7

17.01 – SPECIAL REVIEW REPORT – WITHOUT RESTRICTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of September 30, 2005, and the related statement of operations for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b)review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.	Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	The supplementary information for the quarter and nine-month period ended September 30, 2005, referring to the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5.	As mentioned in Note 5, the Company is negotiating with the State of São Paulo Government, the reimbursement of the amounts for supplementary retirement and pensions paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

6.	We had previously reviewed the balance sheet as of June 30, 2005, and the statement of operations for the quarter and nine-month period ended September 30, 2004, the supplementary information in constant purchasing power, and the statement of cash flows for said period, presented for comparative purposes, and issued unqualified review reports thereon, dated August 11, 2005 and November 9, 2004, respectively. In addition, our review report, dated August 11, 2005, contains a comment similar to the one described in paragraph 5.

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 11, 2005

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD-OFFICE	1
01	03	INVESTORS' RELATIONS OFFICER (Company's Mail Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY'S DATA	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH INCOME	2
01	09	SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	2
01	10	INVESTORS' RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS	3
02	02	BALANCE SHEET – LIABILITIES	4
03	01	INCOME STATEMENT	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD	31
10	01	DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	35
16	01	OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT	45
17	01	SPECIAL REVIEW REPORT	49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 22, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.